Exhibit 99.1

ICON Reports Fourth Quarter and Full Year 2021 Results

Highlights

  Record net business wins in the quarter of $2,378 million; a net book to bill of 1.26. Full year net business wins of $6,958 million; a net book to bill of 1.27.
  Closing backlog of $19.1 billion, an increase of 2.6% on Q3 2021 or an increase of 9.5% year over year on a Combined Company basis.
  Quarter 4 adjusted revenue of $1,881.1 million representing a year on year increase of 147.4%. Full year revenue of $5,480.8 million representing a 95.9% increase on the prior year.  On a Combined Company basis, Quarter 4 adjusted revenue increased 15.1% year over year, and full year 2021 revenue increased 24.8% year over year.
  Adjusted EBITDA of $332.5 million or 17.7% of adjusted revenue, a year on year increase of 130.7%. Full year adjusted EBITDA of $970.0 million representing a year on year increase of 90.6%.
  Adjusted net income attributable to the Group was $218.0 million or $2.63 per diluted share. Full year adjusted net income attributable to the Group of $666.4 million or $9.65 per diluted share.  Full year 2021 adjusted earnings per share increased 31.2% year over year.
  GAAP revenue for Quarter 4 was $1,885.1 million and for the full year was $5,480.8 million.  GAAP net income attributable to the Group for Quarter 4 of $76.5 million and for the full year of $153.2 million.
  Days sales outstanding reduced to 31 days from 57 days at December 31, 2020 on a comparable basis.
  $500 million early repayment made on Term Loan B debt. Net debt balance of $4.682 billion with Net Debt to Adjusted EBITDA of 3.4x.
  Board of Directors authorized share repurchase programme up to $100 million.
  Full year 2022 revenue guidance reaffirmed in the range of $7,770 - $8,050 million, representing a year over year increase of 41.8% - 46.9%.
  Full year 2022 adjusted earnings per share guidance reaffirmed in the range of $11.55 - $11.95.  Adjusted earnings per share to exclude amortization, stock compensation, foreign exchange and transaction-related / integration-related adjustments.

DUBLIN--(BUSINESS WIRE)--February 22, 2022--ICON plc (NASDAQ:ICLR), a world-leading healthcare intelligence and clinical research organisation, today reported its financial results for the fourth quarter and full year ended December 31, 2021.

CEO Dr. Steve Cutler commented, “ICON had an outstanding year in 2021, with exceptional growth across our business as we continue to transform into the world’s largest and most comprehensive healthcare intelligence organisation.  Our world class team aided in the development of 30 customer drug and device approvals in the year, including breakthrough COVID vaccines and therapies.  In the first six months as the new ICON, we have already made significant progress against our initial transaction targets, with a $500m debt repayment on our Term Loan B facility, and an expectation to realize approximately 50% cost synergies by the end of 2022.

Dr. Cutler added , “We continue to see a healthy industry environment and strong customer demand, demonstrated by another record level of bookings in the fourth quarter, representing a book to bill of 1.26x, and 1.27x for the full year 2021.  Additionally, a number of discussions have continued with customers contemplating an expanded or new strategic relationship with ICON, as the increased scale, innovative solutions and best in class performance of new ICON address unmet industry needs. Given this momentum entering the year, we are reaffirming our full year 2022 revenue and adjusted earnings per share guidance, representing growth of 42 – 47% in revenue and 20 – 24% in adjusted earnings per share over full year 2021.

Fourth Quarter 2021 Results

Gross business wins in the fourth quarter were $2,791 million and cancellations were $413 million. This resulted in net business wins of $2,378 million and a book to bill of 1.26.

GAAP revenue for Quarter 4 was $1,885.1 million.  Adjusted revenue for Quarter 4 was $1,881.1 million. This represents a year on year increase of 147.4% or 148.7% on a constant currency basis.

GAAP net income attributable to the Group was $76.5 million. Adjusted net income attributable to the Group for the quarter was $218.0 million resulting in an adjusted diluted earnings per share of $2.63 compared to $2.10 per share for Quarter 4 2020.

Adjusted EBITDA for Quarter 4 was $332.5 million or 17.7% of revenue, a year on year increase of 130.7%.

Cash generated from operating activities for the quarter was $289.8 million. During the quarter, $47.7 million was spent on capital expenditure. At December 31, 2021, the Group had cash and cash equivalents of $752.2 million, compared to cash and cash equivalents of $1,008.5 million at September 30, 2021 and $840.3 million at the end of December 2020. During the quarter, a $500 million Term Loan B early repayment was made resulting in a net indebtedness balance of $4.682 billion at year end.  Additionally, as of February 18, 2022, the Board of Directors authorized a share repurchase programme up to $100 million to opportunistically buy back shares.

Full Year 2021 Results

Gross business wins were $8,121 million and cancellations were $1,163 million. This resulted in net business wins of $6,958 million and a book to bill of 1.27.

Full year revenue was $5,480.8 million.  This represents a year on year increase of 95.9% or 94.5% on a constant currency basis.

GAAP net income attributable to the Group was $153.2 million. Adjusted net income attributable to the Group was $666.4 million resulting in an adjusted diluted earnings per share of $9.65 compared to $7.36 per share for the equivalent prior year period.

Adjusted EBITDA was $970.0 million or 17.7% of revenue, a year on year increase of 90.6%.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted revenue, adjusted EBITDA, adjusted net income attributable to the Group and adjusted diluted earnings per share attributable to the Group. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses and transaction-related / integration-related adjustments.  While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

To assist investors and analysts with year-over-year comparability for the merged business, we have included Combined Company information. These measures include financial information that combines the stand-alone ICON plc and PRA Health Sciences, Inc. information for revenue and Adjusted EBITDA, and other metrics as if the merger had taken place on January 1, 2020, with conforming adjustments to the current year presentation. Specifically, these financials represent the simple addition of the historical adjusted financials of each company. These combined financials are not intended to represent pro forma financial statements prepared in accordance with GAAP or Regulation S-X.

For the year ended 31 December 2020, GAAP earnings per share attributable to the Group has been computed by dividing net income attributable to the Group plus a GAAP charge associated with non-controlling interest in MeDiNova Research (“MeDiNova”) by the weighted average number of shares outstanding.  ICON purchased a majority shareholding in MeDiNova on May 23, 2019.  ICON exercised its call on the outstanding shares in MeDiNova and derecognised the non-controlling interest effective from March 2020.

ICON will hold a conference call today, February 22nd, 2022 at 09:00 EST [14:00 Ireland & UK].  This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com.  A recording will also be available on the website for 90 days following the call.  In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”.  This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Our full-year 2022 guidance measures (other than revenue) are provided on a non-GAAP basis without a reconciliation to the most directly comparable GAAP measure because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. Such items include, but are not limited to, transaction-related / integration-related expenses, restructuring and related expenses, and other items not reflective of the company's ongoing operations.

ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 38,330 employees in 142 locations in 53 countries as at December 31, 2021. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020 (UNAUDITED)

	Three Months Ended		Twelve Months Ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

	(in thousands except share and per share data)

Revenue	$1,885,121	$760,229	$5,480,826	$2,797,288

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,357,303	535,347	3,972,612	1,979,883
Selling, general and administrative expense	202,716	88,140	585,330	342,449
Depreciation and amortization	139,670	17,145	314,987	66,126
Transaction and integration-related expenses (credit)	15,954	(262)	198,263	(759)
Restructuring	24,943	—	31,105	18,089

Total costs and expenses	1,740,586	640,370	5,102,297	2,405,788

Income from operations	144,535	119,859	378,529	391,500
Interest income	78	206	574	2,724
Interest expense	(52,839)	(3,379)	(182,423)	(13,019)

Income before provision for income taxes	91,774	116,686	196,680	381,205
Provision for income taxes	(14,616)	(15,169)	(41,334)	(47,875)

Income before share of earnings from equity method	77,158	101,517	155,346	333,330
Share of equity method investments	(690)	(283)	(2,161)	(366)

Net income	76,468	101,234	153,185	332,964
Net income attributable to noncontrolling interest	—	—	—	(633)
Net income attributable to the Group	$76,468	$101,234	$153,185	$332,331

Net income per Ordinary Share attributable to the Group:

Basic	$0.94	$1.92	$2.28	$6.20
Diluted	$0.92	$1.90	$2.25	$6.15

Weighted average number of Ordinary Shares outstanding:

Basic	81,488,189	52,783,886	67,110,186	52,859,911

Diluted	82,827,674	53,291,849	68,068,311	53,283,585

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2021 AND DECEMBER 31, 2020 (UNAUDITED)

	December 31, 2021	December 31, 2020
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$752,213	$840,305
Available for sale investments	1,712	1,729
Accounts receivable, net of allowance for credit losses	1,342,770	715,271
Unbilled revenue	623,121	428,684
Other receivables	56,760	35,394
Prepayments and other current assets	114,323	53,477
Income taxes receivable	50,299	28,118
Total current assets	2,941,198	2,102,978

Other Assets:
Property, plant and equipment, net	336,444	174,343
Goodwill	9,037,931	936,257
Operating right-of-use assets	198,123	84,561
Other non-current assets	70,557	20,773
Non-current income taxes receivable	18,637	17,230
Deferred tax asset	48,392	12,705
Equity method investments	2,373	4,534
Investments in equity-long term	22,592	15,765
Intangible assets	4,710,843	66,460
Total Assets	$17,387,090	$3,435,606
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$90,764	$51,113
Unearned revenue	1,323,961	660,883
Other liabilities	949,629	399,769
Income taxes payable	59,433	12,178
Current bank credit lines and loan facilities	55,150	—
Total current liabilities	2,478,937	1,123,943
Other Liabilities:
Non-current bank credit lines and loan facilities	5,381,162	348,477
Non-current operating lease liabilities	159,483	60,801
Non-current other liabilities	41,861	26,366
Non-current government grants	735	838
Non-current income taxes payable	172,109	14,539
Non-current deferred tax liability	1,085,976	10,406
Commitments and contingencies	—	—
Total Liabilities	9,320,263	1,585,370

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorised,
81,554,683 shares issued and outstanding at December 31, 2021 and
52,788,093 shares issued and outstanding at December 31, 2020	6,640	4,580
Additional paid-in capital	6,733,910	617,104
Other undenominated capital	1,134	1,134
Accumulated other comprehensive loss	(90,937)	(35,477)
Retained earnings	1,416,080	1,262,895
Total Shareholders' Equity	8,066,827	1,850,236
Total Liabilities and Shareholders' Equity	$17,387,090	$3,435,606

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020 (UNAUDITED)

	Twelve Months Ended
	December 31, 2021	December 31, 2020
	(in thousands)
Cash flows from operating activities:
Net income	$153,185	$332,964
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	314,987	66,126
Impairment of long lived assets	20,037	5,411
Reduction in carrying value of operating right-of-use assets	45,339	28,480
Unrealised foreign exchange (gain)/loss	(6,054)	5,979
Loss on extinguishment of debt	73,894	—
Loss on equity method investments	2,161	366
Stock compensation expense	133,844	26,271
Charge/(credit) on interest rate hedge	891	(910)
Amortization of financing costs	12,890	523
Deferred tax (benefit)/expense	(60,616)	927
Other non-cash items	3,589	(6,949)
Changes in operating assets and liabilities, net of acquired assets and assumed liabilities:
Accounts receivable	113,513	(175,040)
Unbilled revenue	(17,656)	(5,748)
Unearned revenue	(69,121)	291,844
Other net assets	108,259	(2,209)
Net cash provided by operating activities	829,142	568,035
Cash flows from investing activities:
Purchase of property, plant and equipment	(93,750)	(40,885)
Purchase of subsidiary undertakings	(5,914,475)	(47,931)
Investment in equity method investments	(2,450)	(2,450)
Loan to equity method investment	(10,000)	—
Sale of available for sale investments	497	47,902
Purchase of available for sale investments	(480)	—
Purchase of investments in equity - long term	(3,577)	(3,212)
Net cash used in investing activities	(6,024,235)	(46,576)
Cash flows from financing activities:
Financing costs	(30,328)	(1,554)
Drawdown of credit lines and facilities	5,905,100	350,000
Repayment of credit lines and facilities	(877,780)	(350,000)
Purchase of noncontrolling interest	—	(43,923)
Proceeds from exercise of equity compensation	118,589	13,203
Share issue costs	(853)	(14)
Repurchase of ordinary shares	—	(175,000)
Share repurchase costs	—	(140)
Settlement of interest rate hedge	—	(905)
Net cash provided by (used in) financing activities	5,114,728	(208,333)
Effect of exchange rate movements on cash	(7,727)	6,870
Net (decrease) increase in cash and cash equivalents	(88,092)	319,996
Cash and cash equivalents at beginning of year	840,305	520,309
Cash and cash equivalents at end of year	$752,213	$840,305

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020
(UNAUDITED)

	Three Months Ended		Twelve Months Ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

	(in thousands except share and per share data)

Adjusted revenue
Revenue, as reported	$1,885,121	$760,229	$5,480,826	$2,797,288
Acquisition related deferred revenue adjustment (a)	(4,000)	—	—		—
Adjusted revenue	$1,881,121	$760,229	$5,480,826		$2,797,288

Adjusted EBITDA
Net income attributable to the Group	$76,468	$101,234	$153,185		$332,331
Net income attributable to non-controlling interest	—	—	—		633
Share of equity method investments	690	283	2,161		366
Provision for income taxes	14,616	15,169	41,334		47,875
Net interest expense (b)	52,761	3,173	181,849		10,295
Depreciation and amortization	139,670	17,145	314,987		66,126
Stock-based compensation expense (c)	19,410	6,402	61,397		27,833
Foreign currency losses (gains), net (d)	(7,968)	1,001	(14,314)		5,979
Restructuring (e)	24,943	—	31,105		18,089
Acquisition related deferred revenue adjustment (a)	(4,000)	—	—		—
Transaction-related / integration-related costs (f)	15,954	(262)	198,263		(759)
Adjusted EBITDA	$332,544	$144,145	$969,967		$508,768

Adjusted net income attributable to the Group and adjusted diluted net income per Ordinary Share attributable to the Group
Net income attributable to the Group	$76,468	$101,234	$153,185		$332,331
Provision for income taxes	14,616	15,169	41,334		47,875
Amortisation	114,888	4,806	239,503		19,234
Stock-based compensation expense (c)	19,410	6,402	61,397		27,833
Foreign currency losses (gains), net (d)	(7,968)	1,001	(14,314)		5,979
Restructuring (e)	24,943	—	31,105		18,089
Acquisition related deferred revenue adjustment (a)	(4,000)	—	—		—
Transaction-related / integration-related costs (f)	15,954	(262)	198,263		(759)
Transaction-related financing costs (g)	8,484	—	86,736		—
Adjusted tax expense (h)	(44,798)	(16,675)	(130,791)		(58,500)
Adjusted net income attributable to the Group	$217,997	$111,675	$666,419		$392,082

Diluted weighted average number of Ordinary Shares outstanding	82,827,674	53,291,849			53,283,585

Adjusted diluted net income per Ordinary Share attributable to the Group (i)	$2.63	$2.10	$9.65		$7.36

ICON plc
RECONCILIATION OF NON-GAAP MEASURES (COMBINED COMPANY)
FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020
(UNAUDITED)

	Three Months Ended		Twelve Months Ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

	(in thousands except share and per share data)

Combined Company adjusted revenue
Revenue, as reported	$1,885,121	$760,229	$5,480,826	$2,797,288
Pre-merger PRA Health Sciences Revenue	—	873,458	1,981,173	3,183,365
Combined Company Revenue, before adjustments	1,885,121	1,633,687	7,461,999	5,980,653
Acquisition related deferred revenue adjustment (a)	(4,000)	—	—	—
Combined Company adjusted revenue	$1,881,121	$1,633,687	$7,461,999	$5,980,653

Combined Company adjusted EBITDA
Net income attributable to the Group	$76,468	$101,234	$153,185	$332,331
Pre-merger PRA Health Sciences Net income attributable to the Group	—	51,257	128,008	197,043
Combined Company Net income attributable to the Group	76,468	152,491	281,194	529,374
Net income attributable to non-controlling interest	—	—	—	633
Share of equity method investments	690	283	2,161	366
Provision for income taxes	14,616	40,094	48,034	109,841
Net interest expense (b)	52,761	10,651	191,740	53,875
Depreciation and amortization	139,670	50,697	380,730	197,756
Stock-based compensation expense (c)	19,410	25,202	98,901	97,246
Foreign currency losses (gains), net (d)	(7,968)	14,464	(20,586)	31,478
Restructuring (e)	24,943	—	31,105	18,089
Acquisition related deferred revenue adjustment (a)	(4,000)	—	—	—
Transaction-related / integration-related costs (f)	15,954	1,167	235,115	(42,219)
Combined Company adjusted EBITDA	$332,545	$295,049	$1,248,394	$996,439

(a)

In Q3 2021, an acquisition related deferred revenue adjustment was reflected representing non-cash adjustments resulting from the revaluation of deferred revenue and the subsequent charge to revenue in connection with business combinations. In Q4 2021, the charge to revenue was reversed as the company has taken the option to early adopt amendments to the relevant accounting standard.

(b)	Net interest expense includes losses on modification or extinguishment of debt.
(c)	Stock-based compensation expense represents the amount of recurring non-cash expense related to the Company’s equity compensation programs (inclusive of employer related taxes).
(d)

Foreign currency losses (gains), net relates to gains or losses that arise in connection with the revaluation of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.

(e)

Restructuring charges incurred relate to charges incurred in connection with the termination of leases at locations that are no longer being used and amounts incurred in connection with the elimination of redundant positions within the organisation.

(f)

Transaction-related / integration-related costs include expenses/credits associated with our acquisitions, share-based compensation expense related to the acceleration of share-based compensation awards and replacement share-based awards, contingent consideration valuation adjustments, and any other costs incurred directly related to the integration of these acquisitions.

(g)

Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from Adjusted EBITDA and Adjusted Net Income because they result from financing decisions rather than from decisions made related to our ongoing operations.

(h)	Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.
(i)

Earnings per share for FY 2021 reflects sum of earnings per share for the four quarters of 2021. FY 2021 EPS calculated using the diluted weighted average number of Ordinary Shares in 2021 would be higher at $9.79.

Contacts

Investor Relations +1888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1888 381 7923
All at ICON.
http://www.iconplc.com